EX-4.B
                   AMENDMENT RIGHTS AGREEMENT

     Amendment Rights Agreement, dated as of September 4, 1992 (the "Amendment"), by and between AMP Incorporated, a Pennsylvania corporation (the "Company"), and Chemical Bank, a corporation organized under the banking laws of the State of New York (the "Rights Agent").

     WITNESSETH:

     WHEREAS, on October 28, 1989 the Company and Manufacturers Hanover Trust Company, a New York corporation ("MHTCo") entered into a Rights Agreement (the "Agreement"), the terms of which are incorporated herein by reference and made a part hereof.

     WHEREAS, on June 22, 1992 MHTCo was merged into the Rights Agent and all contractual obligations of MHTCo were, as a consequence of said merger, assigned to and assumed by the Rights Agent.

     WHEREAS, on September 4, 1992 the Company reorganized its affiliate, Pamcor, Inc., a Puerto Rican corporation, by terminating the Pamcor Stock Trust into which all of the common stock, par value $1.00 per share, of Pamcor, Inc. had been deposited and thereby causing Pamcor, Inc., pursuant to the terms of the Pamcor Stock Trust Agreement among the Company, Pamcor, Inc. and Bankers Trust Company, as Trustee, dated as of November 1, 1956 and as amended as of April 23, 1970 and April 23, 1981 by which the Pamcor Stock Trust was created, to become a wholly- owned subsidiary of the Company, as a result of which certificates for shares of common stock, no par value, of the Company will no longer represent a proportionate beneficial interest in shares of common stock of Pamcor, Inc. nor bear the endorsement of the Trustee to that effect.

     WHEREAS, the Company, with approval of the Board of Directors of the Company, and the Rights Agent have mutually agreed to modify the terms of the Agreement in certain respects;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, and intending to be legally bound hereby, the parties hereto agree that the Agreement shall be and hereby is amended in the following manner:

     1. The Rights Agent, as the successor corporation to MHTCo, is substituted as the party that entered into the Agreement with the Company.

     2. Section 1(f) of the Agreement is revised and restated to provide as follows:

     "Common Stock" shall mean the common stock, no par value of the Company, except that "Common Stock" when used with reference to any Person other than the Company shall mean the capital stock of such Person with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management, of such Person."

It is expressly understood and agreed that except as provided above, all terms, conditions and provisions contained in the Agreement shall remain in full force and effect without any further change or modification whatsoever.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:                                       AMP Incorporated

By:  /s/    Charles W. Goonrey         By:  /s/     H. A. McInnes
---------------------------------      -------------------------------------
     Charles W. Goonrey                         H. A. McInnes
     Assistant Secretary                   Chairman of the Board and
                                            Chief Executive Officer


Attest:                                 Chemical Bank

By:  /s/    Nathan Hill                By:  /s/    Michael A. Nespoli
--------------------------------       ------------------------------------
Name:    Nathan Hill                          Michael A. Nespoli
Title:   Assistant Vice President             Vice President